RANGE OPERATING TEXAS, L.L.C.
777 Main Street, Suite 800
Fort Worth, Texas 76102
July 5, 2006
VIA EDGAR AND OVERNIGHT DELIVERY
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Stroud Energy, Inc.
Request to Withdraw Registration Statement on Form S-1
(File Number 333-129504)
Ladies and Gentlemen:
     In accordance with Rule 477 of Regulation C promulgated under the Securities Act of 1933 (the “Securities Act”), Range Operating Texas, L.L.C. (“Range LLC”), as successor by merger to Stroud Energy, Inc. (the “Registrant”), hereby respectfully withdraws the above-referenced registration statement on Form S-1 (the “Registration Statement”), with such withdrawal to be effective as of the date hereof, on grounds that such withdrawal is consistent with the public interest and the protection of investors as contemplated by paragraph (a) of Rule 477.
     On June 19, 2006, the Registrant was acquired by Range Resources Corporation, a Delaware corporation (“Range”). The acquisition was effected pursuant to an Agreement and Plan of Merger, dated May 10, 2006, by and among Range, Range Acquisition Texas, Inc., a Delaware corporation and wholly-owned subsidiary of Range (“Merger Sub”), and the Registrant, whereby Merger Sub merged with and into the Registrant (the “first merger”), with the Registrant surviving the merger as a wholly-owned subsidiary of Range. Immediately following the closing of the first merger, the Registrant was merged with and into Range LLC, a wholly-owned subsidiary of Range, pursuant to an Agreement and Plan of Merger, dated June 19, 2006, by and between the Registrant and Range LLC (the “second merger”). As a result of the second merger, the separate existence of the Registrant ceased and Range LLC became the successor entity to the Registrant.
     As a wholly-owned subsidiary of Range, Range LLC, as successor to the Registrant, no longer intends to issue any securities pursuant to the Registration Statement. Range LLC, as successor to the Registrant, confirms that no shares of the Registrant’s common stock have been or will be issued or sold pursuant to the Registration Statement.

Securities and Exchange Commission
July 5, 2006

     Range LLC requests that all fees paid to the Securities and Exchange Commission in connection with the filing of the Registration Statement be credited to Range’s account for future use.
     Please provide a copy of the order granting the withdrawal of the Registration Statement to Robert B. Little of Vinson & Elkins L.L.P., counsel to the Registrant, by facsimile at (214) 999-7931. If you have any questions with respect to this letter, please call Mr. Little at (214) 220-7931.

Sincerely, RANGE OPERATING TEXAS, L.L.C.
By:	/s/ Rodney L. Waller
Name:	Rodney L. Waller
Title:	Vice President and Secretary

cc:	John H. Pinkerton [Range Resources Corporation]
Joe Dannenmaier [Thompson & Knight L.L.P.]
Wesley Williams [Thompson & Knight L.L.P.]
Rodney L. Moore [Vinson & Elkins LLP]
Robert B. Little [Vinson & Elkins LLP]